GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2007 AND 2006

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2007	2006

Assets

Current assets:
Cash and cash equivalents	$2,401,239	$9,208,048
Marketable securities	65,000	-
Amounts receivable, net (note 3)	4,327,041	4,120,584
Inventory	1,118,633	605,127
Prepaid expenses, deposits and advances	379,842	821,614
	8,291,755	14,755,373
Office equipment, net of accumulated amortization	275,865	113,817
Mineral properties, plant and equipment (note 4)	18,167,087	17,263,069

	$26,734,707	$32,132,259

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,026,456	$911,928
Income taxes payable	120,403	127,475
Current portion of long-term debt (note 6)	939,607	1,182,814
	3,086,466	2,222,217
Long-term liabilities:
Long-term debt (note 6(a))	84,608	104,127
Convertible loan note (note 6(b))	1,275,767	1,163,799
Asset retirement obligations	104,239	92,285
	4,551,080	3,582,428

Shareholders’ equity:
Capital stock (note 7)	47,894,212	46,393,145
Contributed surplus (note 7(c))	6,636,183	6,077,864
Equity component of convertible note (note 6(b))	1,006,000	1,006,000
Accumulated comprehensive income	32,000	-
Deficit	(33,384,768)	(24,927,178)

	22,163,627	28,549,831

	$26,734,707	$32,132,259

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Mineral sales	$3,244,970	$959,062	$6,808,177	$1,364,452
Cost of sales	2,181,164	738,227	5,922,954	1,493,857
Amortization and depletion of mineral
properties, plant and equipment	862,487	316,153	1,674,486	369,172
	201,319	(95,318)	(789,263)	(498,577)

Expenses:
General and administrative (schedule)	2,335,155	1,974,595	3,850,679	4,072,800
Mineral property exploration
expenditures (note 5)	2,141,759	848,972	3,416,962	1,108,673
	4,476,914	2,823,567	7,267,641	5,181,473
	(4,275,595)	(2,918,885)	(8,056,904)	(5,680,050)

Other income (expense):
Interest income	4,483	59,106	142,623	76,856
Interest expense	(99,900)	(176,908)	(288,132)	(406,930)
	(95,417)	(117,802)	(145,509)	(330,074)

Loss before provision for income taxes	(4,371,012)	(3,036,687)	(8,202,413)	(6,010,124)

Income tax recovery (expense)	(167,547)	-	(255,177)	-

Loss for the period	$(4,538,559)	$(3,036,687)	$(8,457,590)	$(6,010,124)

Other comprehensive income, net of tax
Unrealized gain on marketable securities	32,000	-	32,000	-

Loss and comprehensive income	$(4,506,559)	$(3,036,687)	$(8,425,590)	$(6,010,124)

EARNINGS PER SHARE

Loss per share, basic and diluted	$(0.06)	$(0.06)	$(0.12)	$(0.11)

Weighted average number of outstanding
common shares	70,920,947	52,480,340	70,612,415	52,480,340

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Deficit
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Deficit, beginning of the period	$(28,846,209)	$(12,816,178)	$(24,927,178)	$(9,842,741)
Loss for the period	(4,538,559)	(3,036,687)	(8,457,590)	(6,010,124)
Deficit, end of the period	$(33,384,768)	(15,852,865)	$(33,384,768)	$(15,852,865)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Cash flows used in operating activities

Loss for the period	$(4,538,559)	$(3,036,687)	$(8,457,590)	$(6,010,124)

Items not involving cash:
Amortization and depletion of mineral properties,
plant and equipment	862,487	316,153	1,674,486	369,172
Amortization of office equipment	12,082	15,813	23,699	21,112
Foreign exchange (gain) loss on debt	47,159	280,886	47,159	(439,732)
Stock-based compensation	504,500	184,788	685,500	1,484,288
Shares issued for mineral
exploration expenditure	-	81,000	-	81,000
Interest accretion on debt discount	29,024	-	83,723	308,997
Interest accretion on convertible note	52,335	26,700	111,968	47,658
Accretion on asset retirement obligations	5,836	-	11,954	-

Changes in non-cash working capital
Marketable securities	(33,000)	-	(33,000)	-
Amounts receivable	(487,793)	(570,538)	(206,457)	(1,353,141)
Inventory	(441,430)	(213,475)	(513,506)	(213,475)
Prepaid expenses, deposits and advances	775,602	(750,959)	441,772	(798,909)
Accounts payable and accrued liabilities	1,689,904	916,564	1,107,456	797,304

	(1,521,853)	(2,749,755)	(5,022,836)	(5,705,850)

Cash flows used in investing activities

Mineral properties and capital expenditures	(1,954,195)	(1,340,839)	(2,764,251)	(2,056,939)

Cash flows from financing activities

Repayment of long-term debts	(232,710)	(620,020)	(393,608)	(3,424,154)
Issuance of shares for cash, net of issue costs	-	13,867,061	-	13,867,061
Proceeds from issuance of convertible note	-	-	-	2,020,000
Proceeds from exercise of warrants	442,823	4,169,487	1,191,636	5,491,423
Proceeds from exercise of options	87,750	218,323	182,250	686,188

	297,863	17,634,851	980,278	18,640,518

Increase (Decrease) in cash
and cash equivalents	(3,178,185)	13,544,257	(6,806,809)	10,877,729

Cash and cash equivalent, beginning of period	5,579,424	2,628,869	9,208,048	5,295,397

Cash and cash equivalent, end of period	$2,401,239	$16,173,126	$2,401,239	$16,173,126

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Supplementary cash flow information
Income taxes paid	$153,496	$-	$295,955	$-
Interest expense paid	40,400	40,400	80,800	40,400
Interest income received	26,522	10,919	100,688	25,974

Non-cash financing and investing activities
Warrants and options issued for financing fee	-	251,500	-	251,500
Assumption of debt on purchase of mining concession	-	-	-	231,260

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Schedule of General and Administrative Expenses
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Accounting fees	$94,312	$16,584	$203,786	$59,155
Amortization	12,082	15,813	23,699	21,112
Bank charges	9,906	11,043	11,161	24,258
Consulting fees	113,124	351,911	599,240	549,246
Director fees	37,500	30,000	75,000	60,000
Filing fees	20,732	28,546	65,621	59,796
Foreign exchange	981,668	252,920	1,077,125	347,470
General exploration expense	231,229	177,807	310,816	189,081
Insurance	41,204	34,326	80,387	67,354
Investor relations	131,717	522,043	303,576	613,283
Legal fees	91,970	48,653	152,986	118,610
Office costs/miscellaneous	19,387	136,680	124,561	242,684
Rent	30,855	42,173	52,576	68,819
Stock-based compensation	504,500	184,288	685,500	1,484,288
Transfer agent fees	2,426	17,134	14,228	23,598
Travel	12,543	104,674	70,417	144,046

	$2,335,155	$1,974,595	$3,850,679	$4,072,800

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Three and six months ended June 30, 2007 and 2006

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended June 30, 2007 and 2006, the Company recorded a loss of approximately $8,458,000 and $6,010,000 respectively, and used cash for operations of approximately $5,023,000 and $5,706,000, respectively. As at June 30, 2007, the Company had an accumulated deficit of approximately $33,385,000 and a positive working capital balance of $5,205,000.

The Management of the Company believes it has adequate funds to meet its obligations for the next twelve months, as they become due. The Company’s ability to continue on as a going concern in the longer term is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of these interim consolidated financial statements is based on accounting principles and practices consistent with those in the preparation of the Company’s annual financial statements. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Three and six months ended June 30, 2007 and 2006

2.	Significant accounting policies (continued):

These interim period consolidated financial statements should be read together with the 2006 audited annual consolidated financial statements and the accompanying notes included in the Company’s 2006 annual report. In the opinion of the Company, these unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Changes in Accounting Policies

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income. As we have not undertaken hedging activities, adoption of Section 3865 currently has no impact on us.

CICA 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.

Section 1530, Comprehensive Income, requires the presentation of a statement of comprehensive income and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in fair value of the effective portion of cash flow hedging instruments. A fair value adjustment of $32,000 relating to marketable securities has been recognized through other comprehensive income for the six months ended June 30, 2007.

Certain comparative figures have been reclassified to conform with the current period presentation.

3.	Amounts receivable, net:

	June 30,	December 31,
	2007	2006

Value added tax recoverable (a)	$3,162,753	$3,002,521
Other	1,314,288	1,268,063
	4,477,041	4,270,584
Allowance for doubtful amounts	(150,000)	(150,000)

	$4,327,041	$4,120,584

(a)

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision of $150,000 for any amounts which may not be recoverable.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Three and six months ended June 30, 2007 and 2006

4.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	June 30,	December 31,
	2007	2006

Topia Mine:
Mineral properties	$1,577,851	$1,577,851
Plant and equipment	5,615,545	5,002,155
Buildings and mobile equipment	383,086	383,086
Asset retirement obligations	56,230	52,734
	7,632,712	7,015,826
Accumulated depreciation and depletion	(1,301,013)	(615,898)
	6,331,699	6,399,928

Guanajuato Mines:
Mineral properties	3,750,000	3,750,000
Plant and equipment	6,193,163	4,248,128
Buildings and mobile equipment	1,089,674	1,075,714
Land	2,480,539	2,480,539
Asset retirement obligations	42,173	39,551
	13,555,549	11,593,932
Accumulated depreciation and depletion	(1,788,703)	(799,333)
	11,766,846	10,794,599
Other mineral properties:
Santo Nino	68,542	68,542

	$18,167,087	$17,263,069

5.	Mineral property exploration expenditures:

The continuity of the expenditures on the mineral properties for six months ending June 30, 2007 is as follows:

	San	Santo	San	Topia	Topia				Total
	Antonio	Nino	Taco	Main Block	II to IV	Virimoa	GTO	Mapimi	June 30, 2007
Option payments	$-	$110,050	$-	$-	$-	$-	$-	$-	$110,050
Analysis	-	-	-	37,983	-	-	153,220	107,031	298,234
Drilling	-	-	-	546,987	-	-	681,944	802,859	2,031,790
Fields costs	-	-	-	-	-	-	-	81,721	81,721
Geology	-	-	-	99,776	-	-	546,873	150,214	796,863
Project administration	27,349		-	13,144	-	-	10,419	114,769	165,681

	27,349	110,050	-	697,890	-	-	1,392,456	1,256,594	3,484,339
Cost recoveries	(67,377)	-	-	-	-	-	-	-	(67,377)

	(40,028)	110,050	-	697,890	-	-	1,392,456	1,256,594	3,416,962
Cumulative expenses,
beginning of period	233,870	386,933	425,465	3,325,140	168,144	369,788	2,342,567	766,817	8,018,724
Cumulative expenses, end
of period	$193,842	$496,983	$425,465	$4,023,030	$168,144	$369,788	$3,735,023	$2,023,411	$11,435,686

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Three and six months ended June 30, 2007 and 2006

5.	Mineral property exploration expenditures (continued):

(a)	Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of an option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District , State of Chihuahua, Mexico.

On March 12, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement will allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making certain scheduled cash payments, issuing certain shares in the capital of Altair and fulfilling certain work commitments on the property over a three year period.

There is no underlying Net Smelter Return royalty or other royalties and royalties and Great Panther owns 100% of all four concessions.

b)	Virimoa Project:

In May 2007, the Company chose not make the required US$50,000 payment and issue the 50,000 shares due to the vendor and as a result forfeited all rights and options to the property.

6.	Long-term debt:

(a)	Long-term debt:

	June 30,	December 31,
	2007	2006

Topia mine acquisition carrying value of debt assumed of US$166,418 (“Cienega debt”), without interest and discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smelter Royalty or US$25,000 monthly, whichever is higher and is secured by a general security agreement over the assets of the Topia operations.	$177,302	$569,886

Topia mine acquisition carrying value of US$646,919 (“Caneles debt”), without interest and discounted at an effective interest rate of 26.8% per annum, payable in two installments of US$300,000 and US$346,919. Full payment of this debt is due upon retirement of the Cienega debt.	689,227	753,855

Arcoiris concession acquisition carrying value of US$200,000, without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged payments over three years.	213,080	233,060

	1,079,609	1,556,801
Less: unamortized discount	(55,394)	(269,860)
	1,024,215	1,286,941
Current portion	939,607	1,182,814

	$84,608	$104,127

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Three and six months ended June 30, 2007 and 2006

6.	Long-term debt (continued):

(b)	Convertible note payable:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010 and is convertible into common shares of the Company at a price of CDN$1.32 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

7.	Capital stock:

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value

Balance, December 31, 2006	69,797,348	46,393,145

Exercise of “I” warrants at $0.90 per share	160,000	144,000
Exercise of “J” warrants at $0.90 per share	820,500	738,450
Exercise of agent warrants	251,964	226,768
Exercise of finder warrants	91,575	82,418
Exercise of options	282,500	182,250
Reclass from contributed surplus on exercise of options	-	127,181

Balance, June 30, 2007	71,403,887	$47,894,212

No preferred shares have been issued.

(c)	Contributed surplus:

Stated
value
Balance, December 31, 2006	6,077,864
Reclassification to common shares on exercise of options	(127,181)
Stock-based compensation for non-employee awards	685,500
Balance June 30, 2007	$6,636,183

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Three and six months ended June 30, 2007 and 2006

7.	Capital stock (continued):

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

The continuity of common stock options for the six month period ending June 30, 2007 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		June 30,
price	Expiry date	2006	Granted	expired	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	(10,000)	90,000
0.45	February 27, 2010	200,000	-	-	-	200,000
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	75,000	-	-	(55,000)	20,000
0.45	July 26, 2010	580,000	-	-	(105,000)	475,000
0.60	September 29, 2007	125,000	-	-	-	125,000
0.90	January 5, 2011	1,551,700	-	-	(75,000)	1,476,700
0.90	December 31, 2007	237,500	-	-	(37,500)	200,000
0.90	January 14, 2008	400,000	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	400,000
2.65	December 06, 2011	2,295,000	-	(75,000)	-	2,220,000
2.65	March 11, 2012	-	165,000	-	-	165,000
2.00	June 05, 2012	-	525,000	-	-	525,000

		6,584,200	690,000	(75,000)	(282,500)	6,916,700

Weighted average exercise price		1.50	2.16	2.65	0.63	1.59

The options exercisable at June 30, 2007 total 6,916,700 and have a weighted average exercise price of $1.59.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Three and six months ended June 30, 2007 and 2006

7.	Capital stock (continued):

(d)	Stock options and warrants (continued):

The Company applies the fair value based method of accounting for non-employee stock options granted after January 1, 2002. During the six months ended June 30, 2007, the Company recorded compensation expense for the fair value at stock options of $685,500 (FY06Q2 - $1,178,288) granted during the period. The fair value per option was determined using the following assumptions:

	2007	2006

Risk-free interest rate	4.34%	3.97%
Dividend paid	0.0%	0.0%
Expected life	5.0 years	3.1 years
Volatility	67.4%	62%

(e)	Warrants:

For the six months ended June 30, 2007, the Company received a total of $1,191,635 (FY06Q2 - $5,597,256) from the exercise of warrants.

			Balance				Balance
	Exercise		December 31,				June 30,
Series	price	Expiry date	2006	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(160,000)	-	3,746,200
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(40,160)	-	160,760
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(820,500)	-	4,213,800
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	-	(303,379)	-	249,705
Series “K” Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Agents’ Warrants	2.65	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(1,324,039)	-	12,471,839

8.	Related party transactions:

The Company entered into the following transactions with related parties:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Consulting fees paid or accrued to companies
controlled by directors of the Company	$149,000	$108,000	$286,000	$194,250

Consulting fees paid or accrued to a company
controlled by an officer of the Company	48,837	46,027	111,595	73,591

Office and administration fees paid or accrued to
a company controlled by a director of the Company	$10,701	$25,741	$20,362	$51,104

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Three and six months ended June 30, 2007 and 2006

9.	Subsequent events:

(a)	Subsequent to June 30, 2007, the Company raised gross cash proceeds of $730,615 from the exercise of warrants and options.

(b)	Convertible loan note:

On July 4, 2007, the Company completed two financing agreements for total cash proceeds of $4,050,000. The financing consisted of 8% per annum unsecured convertible notes maturing July 3, 2011. The notes are convertible into common shares of the Company at a price of CDN$2.25 per share at the holders’ option at any time prior to, or upon, maturity.